Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 6, 2015

Relating to Preliminary Prospectus dated October 15, 2014

Registration No. 333-199321

Solar Bonds are debt securities issued by SolarCity. As with any investment, purchasing Solar Bonds involves risk. You must make your own decision about whether and how much to invest in Solar Bonds. SolarCity cannot make any investment recommendations or otherwise provide any investment advice. Solar Bonds are not FDIC-insured. Your earnings and principal are not guaranteed.

SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which this information relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov/Archives/edgar/data/1408356/000119312514371976/0001193125-14-371976-index.htm . Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, on the Solar Bonds platform.

Headline: Google just made its largest renewable-energy investment – in solar. But how can individual investors get in on the solar action?

By Tim Newell

Editor’s Note: Tim is SolarCity’s Vice President of Financial Products. He was the Co-Founder and CEO of Common Assets, a financial technology company acquired by SolarCity in 2013. He is leading a SolarCity initiative to open the door for all investors to participate in the growth of solar in the U.S.

Google just made its largest investment ever in renewable energy when it committed $300 million to a SolarCity investment fund to finance rooftop solar installations for U.S. homeowners. The SolarCity investment fund is expected to finance $750 million of solar projects – making it the largest of its kind ever created for residential solar power – and is intended to cover the upfront costs of installing solar for thousands of homeowners across the U.S., enabling them to pay less for solar power than they pay for electricity generated by fossil fuels.

Google is just the latest of many companies making big investments in the U.S. solar sector, an industry that’s seeing rapid growth. The Solar Energy Industries Association anticipates that the United States will double its solar capacity over the next two years. (http://www.seia.org/news/sustainable-energy-factbook-shows-huge-growth-solar)

While the average investor can’t make the kind of investment Google just announced, you don’t have to be a giant corporation or an investment fund to put your money behind solar. In addition to partnering with large investors such as Google, SolarCity has opened the door for everyone to participate in the growth of solar through Solar Bonds.

Solar Bonds pay attractive interest rates, and are available to any U.S. investor who’s at least 18 and has $1,000 to invest. All they have to do is go to the Solar Bonds website, sign up for an account, and transfer funds into it. Alternatively, investors can choose to purchase Solar Bonds through their brokerage account or IRA, or through their investment advisor. (https://solarbonds.solarcity.com/)

Earnings on the bonds come from SolarCity and the payments made by tens of thousands of SolarCity’s customers around the country. Solar Bonds help bring solar to more homeowners while earning interest for individual investors, giving everyone a way to participate in solar.

That means the average homeowner can have solar panels installed on their roof, and the average investor can help finance those panels … and reap the financial rewards, too.

We know you love it…our totally awesome legal disclaimer: SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which information on this web site relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, on the website.